The AES Corporation

4300 Wilson Boulevard
Arlington, Virginia 22203

March 2, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Filing Desk

Re:	The AES Corporation Withdrawal of Registration Statement on Form S-3 File No. 333-263080

VIA EDGAR

Ladies and Gentlemen:

On February 28, 2022, The AES Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-263080 on Form S-3 (together with the exhibits thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement. The Company intends to refile the Registration Statement as a form type “S-3ASR” immediately following the filing of this withdrawal request.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP, at (212) 450-4674.

Very truly yours,

The AES Corporation

By:	/s/ Jennifer V. Gillcrist
	Name:	Jennifer V. Gillcrist
	Title:	Associate General Counsel

cc:	Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP